Exhibit 99.1

Allot Announces First Quarter 2025 Financial Results

Solid start to the year with profitable growth including 54% increase in SECaaS ARR YoY

Hod Hasharon, Israel – May 12, 2025 - Allot Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of innovative network intelligence and security solutions for service providers and enterprises worldwide, today announced its unaudited financial results for the first quarter 2025.

Financial Highlights for the First Quarter of 2025

•	Revenues of $23.2, up 6% year over year;

•	Security as a Service (SECaaS) revenues continued to grow strongly, increasing 49% year-over-year to $5.1 million;

•	March 2025 SECaaS ARR* of $21.2 million, up 54% year-over-year;

•	Non-GAAP gross margin of 70.4%, similar to the first quarter of last year;

•	Non-GAAP operating profit of $0.4 million, versus an operating loss of 1.2 million in the first quarter of last year;

•	Positive operating cash flow of $1.7 million in the quarter;

Management Comment

Eyal Harari, CEO of Allot, commented, “We are very happy to report solid results for the quarter with renewed year-over-year growth across all key metrics. We recently signed a number of multi-million dollar agreements with new customers for our Smart product and see strong interest in our new Tera III product from tier-1 customers which is increasing our pipeline, all of which will contribute to future growth.”

Continued Mr. Harari, “We continue to drive strong results with our SECaaS offering. Recent agreements illustrate the success of our security business, and we are well positioned to continue growing our recurring revenue stream. We are pleased that Verizon Business recently launched a new mobile plan which includes our SECaaS service, demonstrating the importance that Verizon places on providing cybersecurity protection to their customers. ”

Concluded Mr. Harari, “Given our solid execution, we expect that for full year 2025 we will achieve profitable growth, with SECaaS revenue and ARR achieving strong year-over-year increases at around 50% or more.”

First quarter 2025 Financial Results Summary

Total revenues for the first quarter of 2025 were $23.2 million, a 6% increase year-over-year compared with $21.9 million in the first quarter of 2024.

Gross profit on a GAAP basis for the first quarter of 2025 was $16.0 million (gross margin of 69.3%), a 6% increase compared with $15.1 million (gross margin of 69%) in the first quarter of 2024.

Gross profit on a non-GAAP basis for the first quarter of 2025 was $16.3 million (gross margin of 70.4%), a 6% increase compared with $15.4 million (gross margin of 70.4%) in the first quarter of 2024.

Operating loss on a GAAP basis for the first quarter of 2025 was $0.7 million, compared with an operating loss of $2.7 million in the first quarter of 2024.

Operating income on a non-GAAP basis for the first quarter of 2025 was $0.4 million, compared with an operating loss of $1.2 million in the first quarter of 2024.

Net loss on a GAAP basis for the first quarter of 2025 was $0.3 million, or $0.01 per share, an improvement compared to the net loss of $2.5 million, or $0.07 per share, in the first quarter of 2024.

Net income on a non-GAAP basis for the first quarter of 2025 was $0.8 million, or $0.02 income per diluted share, an improvement compared to the non-GAAP net loss of $0.9 million, or $0.03 loss per basic share, in the first quarter of 2024.

Operating cash flow generated in the quarter was positive $1.7 million.

Cash and cash equivalents, short-term bank deposits, short-term restricted deposits and investments as of March 31, 2025, totaled $60.7 million, an increase of $2 million versus $58.8 million as of December 31, 2024.

# # #

Conference Call & Webcast:

The Allot management team will host a conference call to discuss its first quarter 2025 earnings results today, May 12, 2025 at 9:00 am ET, 4:00 pm Israel time. To access the conference call, please dial one of the following numbers:

US:  1-888-642-5032, UK: 0-800-917-5108, Israel: +972-3-918-0644

A live webcast and, following the end of the call, an archive of the conference call, will be accessible on the Allot website at: http://investors.allot.com/index.cfm

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers and enterprises worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot's multi-service platforms are deployed by over 500 mobile, fixed, and cloud service providers and over 1,000 enterprises. Our industry-leading network-based security as a service solution is already used by many millions of subscribers globally. Allot. See. Control. Secure.

For more information, visit www.allot.com

Performance Metrics

* SECaaS ARR – measures the current annual recurring SECaaS revenues, which is calculated based on estimated revenues for the month of March 2025 and multiplied by 12.

GAAP to Non-GAAP Reconciliation:

The difference between GAAP and non-GAAP revenues is related to the acquisitions made by the Company and represents revenues adjusted for the impact of the fair value adjustment to acquired deferred revenue related to purchase accounting. Non-GAAP net income is defined as GAAP net income after including deferred revenues related to the fair value adjustment resulting from purchase accounting and excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, deferred tax asset adjustment and changes in taxes-related items.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results is provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our accounts receivables, including our ability to collect outstanding accounts and assess their collectability on a quarterly basis; our ability to meet expectations with respect to our financial guidance and outlook; our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors; government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on fourth party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: EK Global Investor Relations Ehud Helft +1 212 378 8040 allot@ekgir.com	Public Relations Contact: Seth Greenberg, Allot Ltd. +972 54 922 2294 sgreenberg@allot.com

TABLE - 1
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2025	2024
	(Unaudited)

Revenues	$23,150	$21,890
Cost of revenues	7,103	6,792
Gross profit	16,047	15,098

Operating expenses:
Research and development costs, net	5,991	7,149
Sales and marketing	7,338	7,790
General and administrative	3,427	2,902
Total operating expenses	16,756	17,841
Operating profit (loss)	(709)	(2,743)
Financial and other income (loss), net	673	540
Profit (Loss) before income tax benefit	(36)	(2,203)

Tax expenses	296	307
Net profit (Loss)	(332)	(2,510)

Basic net profit (loss) per share	$(0.01)	$(0.07)

Diluted net profit (loss) per share	$(0.01)	$(0.07)

Weighted average number of shares used in
computing basic net loss per share	39,620,521	38,411,724

Weighted average number of shares used in
computing diluted net loss per share	39,620,521	38,411,724

TABLE - 2
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended
	March 31,
	2025	2024
	(Unaudited)
GAAP cost of revenues	$7,103	$6,792
Share-based compensation (1)	(94)	(154)
Amortization of intangible assets (2)	(152)	(152)
Non-GAAP cost of revenues	$6,857	$6,486

GAAP gross profit	$16,047	$15,098
Gross profit adjustments	246	306
Non-GAAP gross profit	$16,293	$15,404

GAAP operating expenses	$16,756	$17,841
Share-based compensation (1)	(887)	(1,206)
Non-GAAP operating expenses	$15,869	$16,635

GAAP financial and other income	$673	$540
Exchange rate differences*	(61)	94
Non-GAAP Financial and other income	$612	$634

GAAP taxes on income	$296	$307
Changes in tax related items	(45)	(44)
Non-GAAP taxes on income	$251	$263

GAAP Net profit (Loss)	$(332)	$(2,510)
Share-based compensation (1)	981	1,360
Amortization of intangible assets (2)	152	152
Exchange rate differences*	(61)	94
Changes in tax related items	45	44
Non-GAAP Net income (loss)	$785	$(860)

GAAP profit (Loss) per share (diluted)	$(0.01)	$(0.07)
Share-based compensation	0.03	0.04
Amortization of intangible assets	0.00	0.00
Exchange rate differences*	0.00	0.00
Changes in tax related items	0.00	0.00
Non-GAAP Net income (loss) per share (diluted)	$0.02	$(0.03)

Weighted average number of shares used in
computing GAAP diluted net income (loss) per share	39,620,521	38,411,724

Weighted average number of shares used in
computing non-GAAP diluted net income (loss) per share	42,880,655	38,411,724

* Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.

TABLE - 2 cont.
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended
	March 31,
	2025	2024
	(Unaudited)

(1) Share-based compensation:
Cost of revenues	$94	$154
Research and development costs, net	242	498
Sales and marketing	305	443
General and administrative	340	265
	$981	$1,360
(2) Amortization of intangible assets
Cost of revenues	$152	$152
	$152	$152

TABLE - 3
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,	December 31,
	2025	2024
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$10,061	$16,142
Short-term bank deposits	16,700	15,250
Restricted deposits	584	904
Available-for-sale marketable securities	33,372	26,470
Trade receivables, net (net of allowance for credit losses of $22,324 and $25,306 on March 31, 2025 and December 31, 2024 , respectively)	19,234	16,482
Other receivables and prepaid expenses	5,983	6,317
Inventories	8,193	8,611
Total current assets	94,127	90,176

LONG-TERM ASSETS:
Severance pay fund	456	464
Restricted deposit	296	279
Operating lease right-of-use assets	6,366	6,741
Other assets	564	2,151
Property and equipment, net	6,550	7,692
Intangible assets, net	153	305
Goodwill	31,833	31,833
Total non-current assets	46,218	49,465

Total assets	$140,345	$139,641

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$1,021	$946
Deferred revenues	20,013	17,054
Short-term operating lease liabilities	1,062	562
Other payables and accrued expenses	15,781	17,408
Total current liabilities	37,877	35,970

LONG-TERM LIABILITIES:
Deferred revenues	6,440	7,136
Long-term operating lease liabilities	5,093	5,807
Accrued severance pay	934	946
Convertible debt	40,000	39,973
Total long-term liabilities	52,467	53,862

SHAREHOLDERS' EQUITY	50,001	49,809

Total liabilities and shareholders' equity	$140,345	$139,641

TABLE - 4
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended
	March 31,
	2025	2024
	(Unaudited)

Cash flows from operating activities:

Net profit (Loss)	$(332)	$(2,510)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	1,167	1,215
Stock-based compensation	981	1,360
Amortization of intangible assets	152	152
Capital loss (gain)	255	-
Decrease in accrued severance pay, net	(4)	(58)
Decrease in other assets, other receivables and prepaid expenses	1,424	717
Increase in accrued interest and amortization of premium/discount on marketable securities	(341)	(372)
Decrease in operating leases liability	(143)	(459)
Decrease in operating lease right-of-use asset	304	552
Increase in trade receivables	(2,752)	(191)
Decrease in inventories	418	167
Increase (Decrease) in trade payables	75	(262)
Decrease in employees and payroll accruals	(2,212)	(3,486)
Increase in deferred revenues	2,263	1,370
Increase (Decrease) in other payables, accrued expenses and other long term liabilities	403	(554)
Amortization of issuance costs of Convertible debt	27	50
Net cash provided by (used in) operating activities	1,685	(2,309)

Cash flows from investing activities:

Decrease in restricted deposit	303	704
Investment in short-term bank deposits	(8,700)	-
Withdrawal of short-term bank deposits	7,250	10,000
Purchase of property and equipment	(281)	(429)
Investment in marketable securities	(28,976)	(24,275)
Proceeds from redemption or sale of marketable securities	22,400	24,835
Net cash provided by (used in) investing activities	(8,004)	10,835
		-
Cash flows from financing activities:

Proceeds from exercise of stock options	238	-
Net cash provided by financing activities	238	-

Increase (Decrease) in cash and cash equivalents	(6,081)	8,526
Cash and cash equivalents at the beginning of the period	16,142	14,192

Cash and cash equivalents at the end of the period	$10,061	$22,718

Non-cash activity:
ROU asset and lease liability decrease, due to lease termination	$(71)	$-

Other financial metrics (Unaudited)
U.S. dollars in millions, except number of full time employees, top 10 customers as a % of revenues and number of shares

	Q1-2025		FY 2024		FY 2023
Revenues geographic breakdown
Americas	2.7	12%	14.2	15%	16.6	18%
EMEA	16.8	72%	54.0	59%	56.1	60%
Asia Pacific	3.7	16%	24.0	26%	20.5	22%
	23.2	100%	92.2	100%	93.2	100%

Revenues breakdown by type
Products	6.5	28%	30.1	33%	37.6	40%
Professional Services	2.6	11%	8.3	9%	6.1	7%
SECaaS (Security as a Service)	5.1	22%	16.5	18%	10.6	11%
Support & Maintenance	9	39%	37.3	40%	38.9	42%
	23.2	100%	92.2	100%	93.2	100%

Revenues per customer type
CSP	19.5	84%	75.4	82%	75.1	81%
Enterprise	3.7	16%	16.8	18%	18.1	19%
	23.2	100%	92.2	100%	93.2	100%

Top 10 customers as a % of revenues	53%		43%		47%

Non-GAAP Weighted average number of basic shares (in millions)	39.6		38.9		37.9

Non-GAAP weighted average number of fully diluted shares (in millions)	42.9		42.3		40.3

SECaaS (Security as a Service) revenues- U.S. dollars in millions (Unaudited)

Q1-2025:	5.1
Q4-2024:	4.8
Q3-2024:	4.7
Q2-2024:	3.7
Q1-2024:	3.4

SECaaS ARR* - U.S. dollars in millions (Unaudited)

Mar. 2025:	21.2
Dec. 2024:	18.2
Dec. 2023:	12.7
Dec. 2022:	9.2
Dec. 2021:	5.2